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November 18, 2016

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attn:  Valerie Lithotomos, Esq.

Re:	SCM Trust – Shelton Tactical Credit Fund
File Nos. 333-214181; 811-05617
Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below is our response to each of your comments received on November 14, 2016.  We would appreciate receiving any additional comments from the Staff as quickly as possible.

Comment 1:   File Numbers are incorrect for the initial filing.
Response:  The File numbers have been corrected, as indicated above, and will be corrected on the next N-14 filing.

Comment 2:   Explain why the re-organization is being proposed.
Response:  The Reorganizations were approved because the advisor to the trust had notified the board that it was discontinuing operations and the Board selected Shelton Capital Management as the advisor. As Shelton Capital Management has a separate fund family operating out of a different trust, the proposal before the board included a reorganization into the SCM trust.

Comment 3:   Explain in correspondence what affect the proposed re-organization will have on expenses.
Response:  The expenses of the acquiring fund are expected to be lower because of expected savings based on the operating history of the trust that contains the acquiring fund.  However, he expected savings are less than the fee waiver. So there are no differences in the net operating expenses of the funds

Comment 4:  Clarify in correspondence when the expense limitation will begin.
Response:  The expense limitation will begin upon completion of the Plan of Reorganization.   The written agreement with the trust properly states that the expense waiver will remain in place for at least one from the date the acquiring fund begins operations.

Comment 5:  Clarify in correspondence the advisor’s understanding of the recapture provisions as they relate to reimbursements made prior to the Reorganization.
Response:  The agreement with the FundVantage Trust does not allow the advisor to recapture reimbursements made prior to the reorganization.  The trustees did not consider this as part of their approval process and the advisor will not seek to recapture reimbursements from this period.

Comment 6:  Resolve the conflict in the Portfolio Turnover language appearing in the N-14 and the 485(b) filing.
Response:  485(b) filing will be revised to reflect the portfolio turnover of the Acquired Fund.

Comment 7:  What will be the changes in expenses to the Fund as a result of the changes in the service providers?
Response:  There are no expected changes in the expenses of the fund as a result in the changes of service providers.  While contracts vary, expected changes are believed to be less than the amount of the fee waivers in place for the acquired funds.

Comment 8:  Add Target Fund’s expense limits to chart appearing on page 25.
Response:  Expense limits have been added.

Comment 9:  Provide a description of the differences to the shareholder’s liability between Massachusetts and Delaware law.
Response:  Language in the N-14 is identical to recently reviewed language.  Under a Massachusetts Business Trust there is no statutory limitation of shareholder liability.  Therefore, there is a remote possibility that in certain circumstances shareholders of one series could be held personally liable for the obligations of a different series.  This remote possibility of shareholder liability is required to be disclosed in the Fund’s statement of additional information.  However, the Declaration of Trust contains an express disclaimer of shareholder liability for debts or obligations of the Fund.  Under Delaware law shareholder liability is limited by statute.

Comment 10:  Provide a comprehensive comparison of risk factors between the Acquired and Acquiring Funds.
Response:   The Comparison of Principal Investment Risks section of the Combined Proxy Statement and Prospectus was revised to clarify that the risk factors are materially similar in all respects.

Comment 11:  Clarify what will take place if sufficient votes are not received.
Response:  If there are sufficient votes to adjourn the meeting, such adjournment will be made until a sufficient quorum is met for the purposed of the proposals under consideration.  The advisor understands that a meeting can’t be adjourned because of the vote outcome once a quorum is reached.

Comment 12:  Provide a copy of the power of attorney giving Teresa Axelson authority to execute the 485(b) signature page.
Response:  Copy of power of attorney attached.

Comment 13:  Provide a corrected Legality of Shares opinion.
Response: This will be provided in accordance with the rules when the reorganization is completed, in accordance with the rules and requirements per Fund Counsel.

We hope that the foregoing has been responsive to your comments.  If you have any questions or concerns about the responses set forth above, please call the undersigned at 415-625-4900.

Sincerely,
/s/ Steve Rogers
Steve Rogers
Chief Executive Officer